# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Getty Images Holdings, Inc., CIK 0001898496
CUSIP: 374275105
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 605 5th Avenue S., Suite 400, Seattle, Washington (WA), 98104
Date of event which requires filing of this statement: 08/25/2026
Filed by CIK 0002102300
Persons authorized to receive notices and communications: Koch, Inc., 4111 East 37th Street North, Wichita, Kansas (KS), 67220, (316) 828-8310

## Reporting persons
- KED Icon Holdings, LLC (CIK 0002102300): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 115,259,246; shared voting power 0; sole dispositive power 115,259,246; shared dispositive power 0; aggregate amount beneficially owned 115,259,246 (27.4% of the class)
  Comment: The percentage presented in row 13 in the table above is calculated using 421,018,476 shares of Class A Common stock, par value $0.0001 per share (the "Public Shares"), of Getty Images Holdings, Inc. (the "Issuer") outstanding as of August 6, 2026 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 10, 2026.
- Koch, Inc. (CIK 0002027344): type of reporting person: corporation (CO); citizenship or place of organization: Kansas (KS); member of a group; sole voting power 115,259,246; shared voting power 0; sole dispositive power 115,259,246; shared dispositive power 0; aggregate amount beneficially owned 115,259,246 (27.4% of the class)
  Comment: The amounts presented in rows 7, 9 and 11 in the table above represent 115,259,246 Public Shares held by KED Icon. These Issuer securities may be deemed to be beneficially owned by Koch, Inc. by virtue of Koch, Inc.'s indirect beneficial ownership of KED Icon.
  
  The percentage presented in row 13 in the table above is calculated using 421,018,476 Public Shares outstanding as of August 6, 2026 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 10, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Getty Images Holdings, Inc.
Address of issuer's principal executive offices: 605 5th Avenue S., Suite 400, Seattle, Washington (WA), 98104
Comment: Explanatory Note: This Amendment No. 5 to a Statement on Schedule 13D (this "Amendment No. 5") relates to the shares of Class A common stock, par value $0.0001 per share (the "Public Shares"), of Getty Images Holdings, Inc., a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed by certain of the Reporting Persons identified therein on September 6, 2022, as amended and restated by Amendment No. 1 thereto filed on August 2, 2024 and as further amended by Amendment No. 2 thereto filed on January 8, 2025, Amendment No. 3 thereto filed on December 15, 2025 and Amendment No. 4 thereto filed on January 2, 2026 (as so amended, the "Initial Schedule 13D" and as further amended by this Amendment No. 5, the "Schedule 13D"). This Amendment No. 5 also discloses the formation of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") with Getty Investments L.L.C., Mark Getty, The October 1993 Trust, The Options Settlement (collectively, the "Getty Family Stockholders"). The Reporting Persons and the Getty Family Stockholders are individually filing pursuant to Rule 13d-1(k)(2) under the Exchange Act. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Initial Schedule 13D. Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings herein as are ascribed to such terms in the Initial Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Initial Schedule 13D is amended and restated as follows: This Schedule 13D is jointly filed by KED Icon Holdings, LLC ("KED Icon"), KED Holdings, LP ("KED Holdings"), KED GP, LLC ("KED GP"), Koch Equity Development LLC ("Koch Equity"), Koch Investments Group, LLC ("KIG"), Koch Investments Group Holdings, LLC ("KIGH"), Koch Companies, LLC ("KCLLC"), and Koch, Inc. (each a "Reporting Person," and collectively, the "Reporting Persons").

KED Icon is beneficially owned by KED Holdings, KED Holdings is beneficially owned by Koch Equity (and controlled by KED GP, which is also beneficially owned by Koch Equity), Koch Equity is beneficially owned by KIG, KIG is beneficially owned by KIGH, KIGH is beneficially owned by KCLLC, and KCLLC is beneficially owned by Koch, Inc., in each case by means of ownership of all voting equity instruments.

Koch, Inc., KCLLC, KIGH, KIG, Koch Equity, KED GP and KED Holdings may be deemed to beneficially own the Public Shares held by KED Icon by virtue of (i) Koch, Inc.'s beneficial ownership of KCLLC, (ii) KCLLC's beneficial ownership of KIGH, (iii) KIGH's beneficial ownership of KIG, (iv) KIG's beneficial ownership of Koch Equity, (v) Koch Equity's beneficial ownership of KED GP and KED Holdings, (vi) KED GP's beneficial ownership of KED Holdings, as its general partner, and (vii) KED Holdings' beneficial ownership of KED Icon.

The information contained in the Schedule 13D shall not be construed as an admission that any of KED Holdings, KED GP, Koch Equity, KIG, KIGH, KCLLC or Koch, Inc. is for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by this Schedule 13D.

Amendment No. 5 discloses the formation of a "group" within the meaning of Section 13(d)(3) of the Exchange Act with the Getty Family Stockholders. With respect to Item 2 information regarding the Getty Family Stockholders, such information is reported in their individual Schedule 13D filing.

The information set forth in the amended and restated Schedule A, filed as Exhibit 1 to Amendment No. 5, regarding the directors, managers and executive officers of each Reporting Person as of the date of Amendment No. 5 is incorporated by reference in Item 2 and supersedes the previously filed Schedule A.
Present principal occupation or employment: Item 2(c) of the Initial Schedule 13D is amended and restated as follows: KED Icon is principally engaged in the business of investing in other companies. KED Holdings is principally engaged as a holding company for KED Icon and investments in other companies. KED GP is principally engaged as a general partner of KED Holdings. Koch Equity is principally engaged in the business of investing in and acquiring other companies. KIG is principally engaged as a holding company for Koch Equity. KIGH is principally engaged as a holding company for KIG. KCLLC is principally engaged as a holding company for KIGH. Koch, Inc. owns a diverse group of companies involved in refining, chemicals and biofuels; forest and consumer products; fertilizers; polymers and fibers; process and pollution control systems; electronics, software and data analytics; minerals; glass; automotive components; commodity trading; and investments. Set forth on Schedule A is the present principal occupation or employment of each of the directors, managers and executive officers of each Reporting Person as of the date hereof. The name and address of any corporation or other organization in which each such director's, manager's or executive officer's employment is conducted is c/o Koch, Inc., 4111 East 37th Street North, Wichita, Kansas 67220.
Criminal convictions in the last five years: Item 2(d) of the Initial Schedule 13D is amended and restated as follows: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A to the Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Item 2(e) of the Initial Schedule 13D is amended and restated as follows: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A to the Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Item 2(f) of the Initial Schedule 13D is amended and restated as follows: Each of KED Icon, KED GP, Koch Equity, KFA, KIG, KIGH, and KCLLC is a Delaware limited liability company. Koch, Inc. is a privately-held Kansas corporation. All of the directors, managers and executive officers listed on Schedule A are citizens of the United States.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4(a) of the Initial Schedule 13D is amended and supplemented as follows: On July 21, 2026, the Issuer publicly disclosed that it was evaluating strategic financing alternatives and balance sheet management initiatives related to its capital structure, liquidity position, and financial outlook, and had engaged Guggenheim Securities, LLC as its financial advisor in connection therewith. In connection with the foregoing, the Reporting Persons have from time to time engaged in, and intend to continue to engage in, discussions regarding the Issuer's strategic and liquidity alternatives and potential capital solutions available to the Issuer with the Issuer and with other current or prospective holders of the Issuer's debt securities or other indebtedness, sources of credit and other third parties.

In connection with such discussions, effective as of August 25, 2026, the Reporting Persons and the Getty Family Stockholders acknowledged the formation of a "group" within the meaning of Section 13(d)(3) of the Exchange Act (the Getty Family Stockholders and the Reporting Persons, collectively, the "Proposed Transaction Group") with respect to any such alternatives and potentially providing capital solutions (subject to agreements with certain stakeholders). Accordingly, activities discussed in this Item 4(a) may be undertaken by the Proposed Transaction Group. Either the Reporting Persons or the Getty Family Stockholders may cease to participate in the Proposed Transaction Group at any time upon notice to the other. The Reporting Persons are not, and do not intend to become, joint filers with the Getty Family Stockholders, and the Joint Filing Agreement, dated January 2, 2026, a copy of which was filed with Amendment No. 4 to the Initial Schedule 13D as an exhibit, remains in effect solely among the Reporting Persons. The Reporting Persons and the Getty Family Stockholders are individually filing Schedule 13D filings pursuant to Rule 13d-1(k)(2) under the Exchange Act. Except with respect to the Proposed Transaction Group, nothing herein shall be construed as an admission that the Reporting Persons are, or have become, members of a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

The Reporting Persons or their affiliates may participate in any transaction resulting from the Issuer's evaluation, and certain of the capital solutions under consideration, if pursued, could relate to or result in one or more of the actions or transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may consider and negotiate potential agreements with respect to or relating to, among other things, the foregoing matters.

The Reporting Persons have not determined to pursue any particular course of action, and there can be no assurance that the Reporting Persons will pursue any capital solution or that any transaction will result. The Reporting Persons are under no obligation to pursue any capital solution and may discontinue their engagement in discussions at any time and for any reason. Nothing in this Item 4 constitutes an offer to purchase or sell, or the solicitation of an offer to purchase or sell, any securities.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time formulate plans or proposals, negotiate agreements with respect to such plans or proposals, and take such actions with respect to their investment as they deem appropriate, depending on various factors, including the Issuer's financial position and strategic direction, actions taken by the Issuer's board of directors or management or other stakeholders, conditions in the securities markets and general economic and industry conditions. The Reporting Persons undertake no obligation to make any additional disclosure, except to the extent required by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Initial Schedule 13D is amended as follows: As of the date hereof, each of KED Icon, KED Holdings, KED GP, Koch Equity, KIG, KIGH, KCLLC and Koch, Inc. may be deemed to own 115,259,246 Public Shares, representing approximately 27.4% of the outstanding Public Shares. The percentage of outstanding Public Shares held by the Reporting Persons is calculated using 421,018,476 Public Shares outstanding as of August 6, 2026 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 10, 2026.

This Amendment No. 5 discloses the formation of a "group" within the meaning of Section 13(d)(3) of the Exchange Act with the Getty Family Stockholders. For a description of the relationship among the Proposed Transaction Group, see Item. 4. The Reporting Persons and the Getty Family Stockholders collectively beneficially own 306,633,252 Public Shares. However, each of the Reporting Persons expressly disclaims ownership for all purposes of the Public Shares held by the Getty Family Stockholders. With respect to Item 5 information regarding the Getty Family Stockholders, such information is reported in their individual Schedule 13D filing. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any Schedule 13D filings by the Getty Family Stockholders.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) of the Initial Schedule 13D is amended as follows: As of the date hereof, the Reporting Persons possess as indicated on the Cover Pages hereto sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the Public Shares reported as deemed to be beneficially owned by such Reporting Persons in the Schedule 13D.
Transactions in the class effected during the past sixty days: Item 5(c) of the Initial Schedule 13D is amended as follows: Except as otherwise described in this Schedule 13D, no transactions in the Public Shares were effected by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto in the 60 days preceding the date of Amendment No. 5.
Other persons with the right to receive dividends or sale proceeds: Item 5(d) of the Initial Schedule 13D is amended as follows: Except as described herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Public Shares of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Initial Schedule 13D is hereby amended and supplemented to incorporate by reference the response set forth in Item 4 of this Amendment No. 5.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1. Schedule A

## Signatures
- KED Icon Holdings, LLC: /s/Adam Schaeffer, Adam Schaeffer, Vice President and Secretary (08/26/2026)
- Koch, Inc.: /s/ Adam Fitzsimmons, Adam Fitzsimmons, Assistant Secretary (08/26/2026)